CHINACAST EDUCATION CORPORATION Suite 08, 20/F, One International Financial Centre 1 Harbour View Street Central, Hong Kong

January 5, 2012

Mr. Perry J. Hindin
Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549-3628

Re:	ChinaCast Education Corporation Definitive Proxy Statement on Schedule 14A File No. 001-33771

Dear Mr. Hindin:

This letter sets forth ChinaCast Education Corporation’s (the “Company”) response to oral comments received from the Staff on January 4, 2012 regarding the Company’s Definitive Proxy Statement on Schedule 14A.  The Staff comments are repeated below, followed by the response thereto.  Unless otherwise stated, capitalized items used herein shall have the same meaning as in the Definitive Proxy Statement.

1.
What information regarding the upcoming restatement of the Company’s 2010 financial statements will be provided to shareholders in advance of the Annual Meeting?  How will this information be disseminated to shareholders?

RESPONSE: The Company disclosed detailed information with respect to the upcoming restatement of its 2010 financial statements, including the reasons for the restatement in a press release that it disseminated this morning and in a Form 8-K that it filed with the Commission this afternoon.  The Company believes that the information contained in the Form 8-K and press release constitute all material information with respect to the upcoming restatement of its 2010 financial statements.  The Company also believes that the release of its press release, which was widely circulated in the internet financial news as well as the filing of its Form 8-K, which is also cited in the internet financial news and is available on the Commission’s EDGAR system, will ensure that the information is widely disseminated and is readily accessible to its shareholders.

2.
What is the basis for the Company’s belief that this information will be disseminated to shareholders on a timely basis in light of the current date of the Annual Meeting?  As part of this response, please address the materiality of this information to shareholders in connection with the matters to be voted upon at the upcoming Annual Meeting as well as the potential consequences of further delaying the date of the Annual Meeting.

RESPONSE:  The Company believes that all material information with respect to the restatement of its 2010 financial statements was contained in its press release and Form 8-K, each of which became publicly available today.  This information included a description of the background and reasons for the restatement as well as a quantification of the impact of such restatement on five specific line items of the Company’s financial statements.  Since the Annual Meeting will not be held until 9am January 10, Beijing time (which is equivalent to 8pm ET on January 9), the Company believes that shareholders will have more than adequate time (approximately 4-1/2 days) to evaluate this information in advance of the Annual Meeting.  Because the sole reason for the restatement is to reverse a write off of a prepayment made with respect to a license and instead to amortize such prepayment over a period of 7.4 years, the Company does not believe that the nature or impact of this restatement is so complicated that its shareholders would require a long period of time to be able evaluate this information.  Based on the fact that the news of the restatement generated a negligible market reaction, as represented by the $0.08  (or 1.34%) drop in the market price of its stock today, the Company believes that most shareholders have already evaluated this news and that it has had little effect on their assessment of the Company.  The Company further believes that many of its institutional shareholders had already performed their own evaluations of the impact of this write off prior to the Company’s decision to restate its 2010 financial statements.

Although the Company acknowledges that this information could factor into the decision of a shareholder as to their choice of directors to vote for at the Annual Meeting and as to whether to ratify the appointment of Deloitte Touche Tohmatsu CPA Ltd. as ChinaCast’s independent auditors for the fiscal year ended December 31, 2011, the Company does not believe that this information will be material to the decisions of shareholders on these matters.  First, with respect to the vote for directors, it is significant to point out that at the time the 2010 financial statements were originally approved, the members of the Company’s Audit Committee were Justin Tang (a Board nominee), Daniel Tseung (a nominee of both the Board and Ned Sherwood’s dissident group) and Ned Sherwood (a dissident nominee).  Ned Sherwood was the “financial expert” on the Committee. Therefore, we do not believe that shareholders would attribute the need for the restatement entirely to the work of members of one group or the other (which assumes, of course that shareholders would even consider this restatement as a significant negative event, which we do not believe will be the case given the nature and financial impact of the restatement). Second, it is important to note that in this proxy contest, there are eight nominees between the two groups who are vying for six potential Board seats.  Therefore, even if shareholders viewed in a negative manner the directors who were members of the Audit Committee at the time the 2010 financial statements were initially approved, based on numbers, we believe that at least one of these nominees will be re-elected to the Board.  With respect to the ratification of the appointment of Deloitte as the Company’s independent auditors for the fiscal year ended December 31, 2011, even if shareholders were not to ratify Deloitte’s appointment, there would be no consequence because 2011 has already ended—other than, perhaps to influence, although not control, management’s decision as to whether to reappoint Deloitte as the Company’s auditors for the fiscal year ending December 31, 2012.  Once again, due to the nature and financial impact of the restatement, we do not believe that shareholders will view Deloitte in a negative manner because of the restatement.  It is also important to note that shareholder ratification of the appointment of auditors is not required to be obtained under Delaware law.

We do, however, believe that there will be some very serious potential consequences to the Company if it were forced to delay the Annual Meeting beyond its currently scheduled date.  First, under Nasdaq listing rules, the Company was required to have held its Annual Meeting by no later than December 31, 2011, the last day of its fiscal year.  Nasdaq has orally advised that Company that it will issue to the Company a Notice of Deficiency for failure to satisfy a continued listing condition.  Nasdaq could determine to delist the Company’s stock as a result of this deficiency, which contains no cure period under Nasdaq’s rules.  Based on its conversations with Nasdaq, the Company believes that Nasdaq would be less likely to seek to determine to delist the Company’s stock if the meeting were held on January 9, 2012 ET than if the Company were to hold the meeting at a later date  (i.e. the longer the deficiency were to continue, the greater the liklihood that the deficiency would result in a determination by Nasdaq to delist the Company’s stock).  In the Opinion of the Delaware Court of Chancery dated December 20, 2011 that granted Ned Sherwood’s temporary restraining order that prohibited the Company from holding the Annual Meeting prior to January 10, 2012  (instead of January 18, 2012, as Ned Sherwood had originally requested), the Court recognized the concerns of the Company regarding its compliance with Nasdaq rules. The Company believes that its shareholders would be materially harmed by a determination by Nasdaq to delist its stock.

In addition to the forgeoing, any attempt to further delay the Annual Meeting would require the Company to seek a new Order from the Delaware Court of Chancery with respect to its ability to preserve the existing record date of the Annual Meeting.. In its Order, the Delaware Court of Chancery recognized the Company’s concerns that setting a new record date would add additional expense and substantial delay to the process, which, in turn, would cause the Company further problems with Nasdaq.  Under Delaware law, the record date with respect to a meeting of shareholders may be no more than 60 days in advance of the meeting.  The record date set by the Company for its Annual Meeting was October 24.. In its Order, the Court specifically allowed the Company to preserve the October 24 record date for the meeting by allowing the Company to “open” its Annual Meeting on December 21 and then adjourn it to January 10.  The Company does not know if the Court would permit a second adjournment of the meeting..  If another adjournment is not permitted by the Court, the Company would be required, among other things, to set a new prospective record date, perform new transfer agent and broker searches and solicit new proxies with respect to its Annual Meeting (since the holders of record on the new record date would not be the same as those on the prior record date).  In addition, the Company could be further damaged by a requirement that it set a new record date and new meeting date because doing so would compromise the Company’s position under Delaware law vis a vis the dissident group as to whether or not the nominations made by the dissident group were validly made under the Company’s advance notice bylaw provisions.  This is an issue that the Court did not rule on in connection with the issuance of its Order on December 20, 2011, although the Court did say that Ned Sherwood’s group should have the ability to solicit proxies in connection with the Annual Meeting.  We have been advised by Delaware counsel that there is Delaware case law in which a dissident group who had been permitted to solicit proxies in connection with a meeting of shareholders was determined by a court, after the meeting to have not complied with the company’s advance notice bylaw provisions and accordingly, such proxies were declared to be invalid.

3.	How does the Company believe that it will be in compliance with Rule 14a-3(b)(1) in connection with the Annual Meeting in light of the restatement of the Company’s financial statements?

RESPONSE  The Company believes that it will be in compliance with Rule 14a-3(b)(1) based on its prior delivery to shareholders of its 2010 Annual Report which contains the report of its auditors but does not reflect the restatement, combined with the public filing of its Form 8-K dated January 4, 2012, because it believes that both documents, read together, provide shareholders with all available material information with respect to the Company’s 2010 performance necessary for the Company's shareholders to make an informed voting decision at the annual meeting. The Company believes that it has made a good faith effort to provide this information to its shareholders in advance of the Annual Meeting.

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Sincerely, /s/ Ron Chan Tze Ngon Ron Chan Tze Ngon

CC:	Mitchell S. Nussbaum, Esq. Angela M. Dowd, Esq.

cc:	Via E-mail Mitchell S. Nussbaum, Esq. Angela M. Dowd, Esq. Loeb & Loeb LLP